PROSPECTUS











                        ODYSSEY MARINE EXPLORATION, INC.


                        5,891,600 Shares of Common Stock


     Certain selling shareholders are offering the shares of common stock.



     The common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board (Symbol: OMEX). On November 21, 2002 the closing price of the common stock was $1.13.



     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 4.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.









                              November 21,2002














                              TABLE OF CONTENTS

                                                                  PAGE

COMPANY SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . .   3

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . .   4

COMPANY INFORMATION . . . . . . . . . . . . . . . . . . . . . . .   7

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . .   7

RECENT MATERIAL CHANGES IN OUR BUSINESS . . . . . . . . . . . . .   7

SELLING SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . . .   7

PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . .  11

DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . . .  14

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .  14

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

WHERE YOU CAN FIND MORE INFORMATION . . . . . . . . . . . . . . .  14

                               COMPANY SUMMARY

     Odyssey is engaged in the business of conducting archaeologically sensitive recoveries of cargoes and artifacts from various shipwrecks. We plan to produce revenue by exhibiting the artifacts and selling merchandise consisting of certain cargoes, replicas of the artifacts and general merchandise relating to the specific shipwrecks or the shipwreck business in general. In addition, we plan on producing revenue in the form of project sponsorships, the sale of intellectual property rights, and the operation of one or more themed attractions and traveling exhibits and through the leasing of marine equipment.

     Odyssey currently has three active projects; the recovery of a vessel believed to be HMS Sussex and the continued search for two shipwrecks code named "Republic" and "Bavaria."

     The Sussex Project is an expedition to locate, recover and market the artifacts and cargo of a large colonial-period warship, HMS Sussex, lost in a severe storm in 1694. Based on research conducted by the Company and its researchers, management believes that there is a high probability that the ship was carrying a cargo of coins with a bullion value of between $20 and $75 million and a much higher numismatic value. Odyssey conducted offshore search operations on this project in 1998, 1999, 2000 and 2001. Based on the results of these search operations, the Company believes that there is a high probability it has located the remains of HMS Sussex. In September 2002, we entered into an agreement with the British Government to conduct an archaeologically sensitive exploration of the shipwreck to recover artifacts and cargos from the wrecksite. We have delivered a project plan to the British Government and expect approval in December 2002 or early January 2003. Following approval, we plan to begin exploration and recovery operations during the Spring of 2003.

     The Republic project is an attempt to locate, identify, recover, conserve and market the cargo of the Republic, the code name for a steam ship that sank off the west coast of the United States in the late 1800's. According to our research, the Republic's cargo included approximately 48,000 troy ounces of gold. While the bullion value is approximately $13 million, much of the gold may have been shipped as dust, nuggets, and privately minted coins and bars from the gold fields, potentially increasing the value of the cargo. Odyssey has reached an agreement with research and insurance interests that would give us approximately 75% of any net revenue generated by the project.

     During June 2000, we conducted side scan operations over an area of approximately 65 square miles and during September 2000, we side scanned an additional 80 square miles. Odyssey has reviewed the data and does not believe the Republic is within the areas searched. During 2001, Mr. Jeff Hummel, a researcher for the project, conducted search operations in an area in which he believed the shipwreck might have sunk. To date it appears that he was unsuccessful in locating the wreckage. The Company plans to conduct further search operations during 2003.

     The Bavaria Project is an attempt to locate, identify, recover, conserve and market the cargo of the Bavaria, the code name for a steam ship that sank off the east coast of the United States. Our research indicates that the steamer was carrying a large shipment of gold coins at the time of her loss. Odyssey conducted search operations during the period May August 2002 and located numerous anomalies within the search area. We have started to inspect these anomalies and plan to continue to do so through December 2002. Assuming the shipwreck is located, we anticipate that recovery operations will begin as soon as the archaeological excavation plan is complete, the necessary recovery funds have been secured and the required vessel and equipment can be mobilized. Based on the projected location of the shipwreck, and the circumstances relating to its ownership at the time of its loss, no permits will be necessary to begin recovery operations.

     Our corporate offices are located at 3604 West Swann Avenue, Tampa, Florida 33609. Our telephone number is (813) 876-1776.

                                  RISK FACTORS

     Investing in the shares is very risky. You should be able to bear a complete loss of your investment. In deciding whether to purchase the shares, you should carefully consider the following factors, among others, as well as information contained in this prospectus, our most recent annual report on Form 10-KSB, which is attached to this Prospectus, and the other documents incorporated by reference into this prospectus:

     OUR BUSINESS INVOLVES A HIGH LEVEL OF RISK.

     An investment in Odyssey is extremely speculative and of exceptionally high risk. Although we have access to a substantial amount of research and data which has been compiled regarding various projects, the quality and reliability of such research and data is unknown. Even if we are able to plan and obtain permits for our various projects, there is a possibility that the shipwrecks may have already been salvaged, or may not have had anything valuable on board at the time of the sinking. Even if objects of value are located and recovered, there is the possibility that others, including both private parties and governmental entities, asserting conflicting claims, will challenge our rights to the recovered objects. Finally, even if we are successful in locating and retrieving objects from a shipwreck and establishing good title to them, there can be no assurance as to the value that such objects will bring at their sale, as the market for such objects is very uncertain.

     WE HAVE EXPERIENCED SUBSTANTIAL LOSSES.

     We have recorded substantial losses from our operations, and as of February 28, 2002, we had an accumulated deficit of approximately $7.3 million. We may not be able to become profitable in the future.

     THE RESEARCH AND DATA WE USE MAY NOT BE RELIABLE.

     The success of a shipwreck project will be dependent to a substantial degree upon the research and data we have obtained. By its very nature, research and data regarding shipwrecks is imprecise, incomplete and unreliable. It is often composed of or affected by numerous assumptions, rumors, legends, historical and scientific inaccuracies and inaccurate interpretations which have become a part of such research and data over time.

     WE WILL DEPEND ON OTHER COMPANIES TO LOCATE AND RECOVER SHIPWRECKS.

     Odyssey currently owns the vessel R/V Odyssey as well as certain search equipment, including side scan sonar, navigation equipment and an ROV capable of operations to approximately 1,000 feet. It may be necessary to contract with third parties for any additional equipment and/or labor necessary for the location and recovery of wrecksites. There can be no assurance that financing or third party contracts will be available to us. The availability of specialized recovery equipment may present a problem, and the cost of obtaining the use of such equipment to conduct recovery operations is uncertain and will depend on, in part, the location and condition of the wreckage to be recovered.

     RECOVERY EFFORTS MAY BE AFFECTED BY NATURAL HAZARDS.

     Underwater recovery operations are inherently difficult and dangerous and may be delayed or suspended by weather, sea conditions or other natural hazards. Further, such operations may be undertaken more safely during certain months of the year than others. There can be no assurances that we, or the entities we are affiliated with, will be able to conduct search and recovery operations only during favorable periods. In addition, even though sea conditions in a particular search location may be somewhat predictable, the possibility exists that unexpected conditions may occur and adversely affect the Company's operations. It is also possible that natural hazards may prevent or significantly delay search and recovery operations.

     WE MAY BE UNABLE TO ESTABLISH OUR RIGHTS TO ANY OBJECTS WE RECOVER.

     Persons and entities other than Odyssey and entities we are affiliated with (both private and governmental) may claim title to the shipwrecks. Even if we are successful in locating and recovering shipwrecks, there is no assurance that we will be able to establish our right to property recovered against governmental entities, prior owners, or other attempted salvors claiming an interest therein. In such an event, we could spend a great deal of money and receive no revenues for our work.

     THE MARKET FOR ANY OBJECTS WE RECOVER IS UNCERTAIN.

     Even if valuable items can be located and recovered, it is difficult to predict the price that might be realized for such items. The value of recovered items will fluctuate with the precious metals market, which has been highly volatile in recent years. In addition, the entrance on the market of a large supply of similar items from shipwrecks located and recovered by others could depress the market for these items.

     WE COULD EXPERIENCE DELAYS IN THE DISPOSITION OR SALE OF RECOVERED
OBJECTS.

     The methods and channels, which may be used in the disposition or sale of recovered items, are uncertain at present and may include several alternatives. Ready access to buyers for any artifacts or other valuable items recovered cannot be assured. Delays in the disposition of such items could adversely affect our cash flow.

     OBJECTS WE RECOVER COULD BE STOLEN FROM US.

     If we locate a shipwreck and assert a valid claim to items of value, there is a risk of theft of such items at sea, both before and after their recovery, by "pirates" or poachers and while in transit to a safe destination. Such thefts may not be adequately covered by insurance.

     WE FACE COMPETITION FROM OTHERS.

     There are a number of competing entities engaged in various aspects of the shipwreck business. One or more of these competing entities may locate and recover a shipwreck that we intend to locate and recover. In addition, these competing entities may be better capitalized and may have greater resources to devote to their pursuit of the shipwreck.

     WE MAY BE UNABLE TO GET PERMISSION TO CONDUCT SALVAGE OPERATIONS.

     It is possible that we will not be successful in obtaining title to, or permission to excavate certain wrecks. In addition, permits that are sought for the projects may never be issued, and if issued, may not be legal or honored by the entities that issued them.

     WE NEED ADDITIONAL CAPITAL FOR OUR OPERATIONS.

     Until Odyssey begins to generate revenue from the sale of recovered items, we will need additional capital in order to continue the search, recovery and marketing phases of our projects. We may not be able to raise additional capital on acceptable terms.

     THERE IS ONLY A LIMITED PUBLIC MARKET FOR OUR SHARES.

     Although there is a limited market for our common stock, there can be no assurance that such a market can be sustained. The investment community could show little or no interest in Odyssey in the future. As a result, purchasers of the shares may have difficulty in selling such shares should they desire to do so. Our common stock currently trades on the OTC Bulletin Board.

     TRADING IN OUR SHARES MAY BE LIMITED BY THE "PENNY-STOCK" RULES.

     Our shares may be subject to a rule that imposes additional sales practice requirements on brokers who sell such shares to persons other than established customers (as defined in the rule) and accredited investors (generally, institutions and, for individuals, an investor with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with such investor's spouse). For transactions covered by this rule, the broker must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the purchase. Consequently, many brokers may be unwilling to engage in transactions in our shares because of the added disclosure requirements. This would make it more difficult for shareholders to resell common stock in the market.

     OUR ARTICLES OF INCORPORATION AUTHORIZE GENERIC PREFERRED STOCK.

     Our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock. The Board of Directors has the right to establish the terms, preference, rights and restrictions of the preferred stock. Such preferred stock could be issued with terms, rights, preferences and restrictions that could discourage other persons from attempting to acquire control and thereby insulate incumbent management. In certain circumstances, the existence of corporate devices that would inhibit or discourage takeover attempts could have a negative effect on the market value of our common stock.

                             COMPANY INFORMATION

     This Prospectus is accompanied by a copy of our Annual Report on Form 10-KSB for our fiscal year ended February 28, 2002, and our Quarterly Report on Form 10-QSB for the quarter ended August 31, 2002, which reports are incorporated by reference into this Prospectus in their entirety.

                               USE OF PROCEEDS

     Odyssey will not receive any proceeds from the sale of the common stock by the selling shareholders.

     To the extent that any of the warrants held by the selling shareholders are exercised, up to approximately $5,802,000 may be received by Odyssey. Any net proceeds received from the exercise of the warrants will be used for general corporate purposes.

                      RECENT MATERIAL CHANGES IN OUR BUSINESS

     There have been no material changes in our business since February 28, 2002, that have not been reported in our Reports on Form 10-QSB, except as follows:

     In October 2002, we announced that we had completed a private placement of equity in the amount of $1,401,000 with warrants that would bring an additional $2,802,000, if exercised. The placement was conducted as a "Unit Offering" with each $50,000 Unit consisting of 40,000 shares of restricted common stock and a warrant to purchase an additional 40,000 shares of restricted common stock at $2.50 per share. We intend to use the funds obtained through this private placement for offshore operations, the development of a themed attraction concept and for general overhead expenses.

     In October 2002, we also announced that we had completed the re-fit of the Research Vessel Odyssey and that it was now ready for sea. Two remotely operated vehicles (ROV) systems have been installed and are operational. The RV Odyssey's equipment also includes two side scan sonar systems and a magnetometer. The ship is 113 feet long with a 23 foot beam and can accommodate 19 crew and technicians. The first deployment of the RV Odyssey will be the inspection of sites on our "Bavaria" project.


                            SELLING SHAREHOLDERS

     The securities being offered hereby are 5,891,600 shares being offered for resale by certain shareholders. Of those shares, the selling shareholders currently hold 3,170,800. Up to 1,920,800 shares are issuable upon exercise of warrants held by the selling shareholders. Up to 400,000 shares and 400,000 shares underlying warrants may be issued upon the conversion of Preferred stock and exercise of the warrants issuable on the conversion of Preferred Stock. The shares are being offered for the account of shareholders in the table below and their donees or pledgees.

     The following table sets forth information concerning the selling shareholders, including:

     *  the maximum number of shares currently held to be offered;

     *  the number of shares issuable upon exercise of warrants;

     *  the number of shares offered by each selling shareholder;

     *  the number of shares issuable upon the conversion of preferred stock;

     * the number of shares issuable upon exercise of warrants issuable upon conversion of preferred stock.

Odyssey has no knowledge of the intentions of any selling shareholder to actually sell any of the securities listed under the columns "Shares Offered." There are no material relationships between any of the selling shareholders and Odyssey other than as disclosed below.

                                           Ownership Before Offering
                                    ----------------------------------------
                                     Number of     Shares
                                     Shares       Issuable
                                    Currently     on Exer-
                                    Held to be    cise of       Shares
Selling Shareholder                  Offered      Warrants      Offered
-------------------                 ----------    ---------     --------
Michael V. Barton (1)                   10,000       10,000       20,000
BBACA, Ltd.                             10,000       10,000       20,000
Robert R. Bears, Jr.                    80,000       80,000      160,000
Robert R. Bears, Sr.                    80,000       80,000      160,000
George J. Becker, Jr. (2)               10,000       10,000       20,000
Lyle C. Blanden                         40,000       40,000       80,000
Jan Boltres                             20,000       20,000       40,000
Thomas Boltres and Arnoldine R.
  Boltres                               20,000       20,000       40,000
Bleu Ridge Consultants                  10,000       10,000       20,000
Charitable Remainder Trust of
  Susan Anne Brasel                     35,000       35,000       70,000
Charitable Remainder Trust of
  Mary Jane Brasel                      35,000       35,000       70,000
Canyon Group LLC                        10,000       10,000       20,000
Charles W. Ciolino, Jr.                 20,000       20,000       40,000
COMEX, SA (3)                           40,000       40,000       80,000
E. Eugene Cooke                         20,000       20,000       40,000
Mid-Ohio Securities Corp.,              20,000       20,000       40,000
  Custodian FBO Walter C. Copeland
  IRA 002075
Community National Bank, Cust FBO       20,000       20,000       40,000
  Michael L. Crifasi, IRA #332593
Eckerd College                         250,000            -      250,000
Hugh N. Farrior                         80,000       80,000      160,000
James L. Ferman, Jr.                   120,000      120,000      240,000
Neal J. Fink IRA                        40,000       40,000       80,000
Neal J. Fink, Co-Trustee
  of Adele S. Fink Trust No. 2          20,000       20,000       40,000
Delaware Charter FBO
  Joseph D. Freedman IRA                40,000       40,000       80,000
Jay M. Garner                           19,202       20,000       39,202
Jay M. Garner and M. Connie Garner         798            0          798
Christopher Hall                        20,000       20,000       40,000
Leonard H. Johnson                       8,000        8,000       16,000
Eric J. Jolly                           20,000       20,000       40,000

                            ------------------------------------------------
                                    Number of      Shares
                                     Shares       Issuable
                                    Currently     on Exer-
                                    Held to be    cise of       Shares
Selling Shareholder                  Offered      Warrants      Offered
-------------------                 ----------    ---------     --------

Kagin's Inc.                            20,000       20,000       40,000
WIT Ventures, Ltd.                      10,000       10,000       20,000
Donald M. Lionetti                      10,000       10,000       20,000
Lowe Family Limited Partnership        200,000      200,000      400,000
Eugen Lundgren                          20,000       20,000       40,000
MacDougald Family Limited
  Partnership                        1,000,000            -    1,000,000
Mackerel Capital Ltd.                  200,000      200,000      400,000
Nelda D. Norbom                         10,000       10,000       20,000
Robert E. Nussear                       40,000       40,000       80,000
Jack S. Painter                         10,000       10,000       20,000
Richard A. Pawliger                     30,000       30,000       60,000
Ken S. Protas                           50,000       50,000      100,000
P.N. Risser III                              0       40,000       40,000
P.N. Risser III, Trustee
 P.N. Risser III Revocable Trust        40,000            0       40,000
David and Christine Saul (4)            40,000       40,000       80,000
Sawyer Family Partners Ltd.             60,000       60,000      120,000
Steven R. Simpson                       80,000       80,000      160,000
Neal A. Stubbs                          40,000       40,000       80,000
David J. Wendt                          12,800       12,800       25,600
Preston A. Whaley                      160,000      160,000      320,000
James K. Wiley                          20,000       20,000       40,000
Carolyn A. Yokley &
  John H. Yokley, Jr.                   20,000       20,000       40,000
                                     ---------    ---------    ---------
     Subtotal                        3,170,800    1,920,800    5,091,600


                                      Number of
                                       Shares       Shares
                                    Issuable on    Issuable
                                     Conversion    on Exer-
                                    of Preferred   cise of      Shares
Selling Shareholder                    Stock       Warrants(5)  Offered
-------------------                 -------------  -----------  ---------

J.L. Holding International, Inc.       400,000      400,000      800,000
                                   =============  =========    =========
     Total                           3,570,800    2,320,800    5,891,600
___________

(1) Michael V. Barton is Chief Financial Officer of Odyssey.

(2) George J. Becker, Jr. is Chief Operating Officer of Odyssey.

(3) COMEX, SA is owned by Henri Delauze, a Director of Odyssey.

(4) David Saul is a Director of Odyssey.

(5) These warrants are issuable to the Selling Shareholder on conversion of Series C Convertible Preferred Stock.

     The beneficial ownership of the selling shareholders after the offering would be zero, except for the following persons:

                                          Beneficial Ownership
                                              After Offering
                                       ----------------------------
                                        Number of          Percent
                                       Shares Held         of Class
                                       -----------------   --------

      George J. Becker, Jr.                   35,000 (1)      0.12%
      Michael V. Barton                      248,115 (2)      0.86%
      Robert R. Bears, Jr.                    10,600          0.04%
      Lyle C. Blanden                         53,112          0.19%
      Jan Boltres                             65,000          0.23%
      Thomas Boltres and Arnoldine R.
        Boltres                               60,305          0.21%
      Canyon Group LLC                       377,007          1.32%
      Charitable Remainder Trust of
        Susan Anne Brasel                     61,080          0.21%
      Charitable Remainder Trust of
        Mary Jane Brasel                      34,080          0.12%
      Charles W. Ciolino, Jr.                 31,000          0.11%
      E. Eugene Cooke                      1,291,387 (3)      4.51%
      Mid-Ohio Securities Corp.
        Custodian FBO Walter C. Copeland     287,500          1.01%
        IRA 002075
      Community National Bank, Cust FBO      102,782 (4)      0.36%
        Michael L. Crifasi, IRA #332593
      Neal J. Fink, Co-Trustee
        of Adele S. Fink Trust No. 2         203,226          0.71%
      Joseph D. Freedman IRA                  70,000          0.25%
      Christopher Hall                        10,000          0.04%
      Kagins, Inc.                           400,000          1.40%
      Donald M. Lionetti                      13,000          0.05%
      Eugene Lundgren                         16,000          0.06%
      MacDougald Family Limited
        Partnership                        9,883,008 (5)     32.60%
      Nelda D. Norboom                        17,127          0.06%
      Robert Nussear, Sr.                      5,000          0.02%
      Jack Painter                             9,550          0.03%
      Richard A. Pawliger                    148,998          0.52%
      Ken S. Protas                            5,000          0.02%
      Davide & Christine Saul                212,500 (6)      0.74%
      Sawyer Family Partners, Ltd.            85,784 (7)      0.30%
      Steven R. Simpson                       18,750          0.07%
      David J. Wendt                          23,717          0.08%
      Preston A. Whaley                        3,000          0.01%
      James K. Wiley                           7,000          0.02%
______________

(1)  Includes 35,000 share underlying currently exercisable options.

(2) Includes 64,115 shares held by Mr. Barton and his wife; 49,000 shares held by Mr. Barton's wife; and 135,000 shares underlying currently exercisable stock options held by his wife.

(3) Includes 1,193,887 shares and 97,500 shares underlying currently exercisable stock options held by Mr. Cooke.

(4) Includes 75,000 shares held by Community National Bank, Cust FBO Michael L. Crifasi, IRA #332593 and 27,782 shares held by Michael Crifasi.

(5) Includes 8,114,008 shares held directly and 1,769,000 shares underlying currently exercisable stock options, beneficially held by MacDougald Family Limited Partnership (MFLP), MacDougald Management, Inc. (MMI), and James E. MacDougald. The limited partners of MFLP are James E. MacDougald, his wife Suzanne M. MacDougald, and two trusts created for the children and grand-children of Mr. and Mrs. MacDougald. MMI is the general partner of MFLP.

(6) Includes 100,000 shares held by Mr. Saul and 112,500 shares underlying currently exercisable options.

(7) Includes 47,157 shares held by Sawyer Family Partnership, Ltd. and 38,627 shares held by Jon Sawyer.

     The information concerning the selling shareholders may change from time to time and will be set forth in supplements to this prospectus.


                              PLAN OF DISTRIBUTION

     The selling shareholders and their successors, including their transferees, pledgees or donees of their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange on which the common stock may be listed, or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market; or

     - through the writing of options, whether the options are listed on an options exchange or otherwise.

     In connection with the sale of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.

     The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling shareholder may not sell any common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

     To the extent required, the specific common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement to, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     The registration statement of which this prospectus is a part is being filed pursuant to registration rights that we have provided to the selling shareholders under applicable federal and state securities laws under specific circumstances and at specific times. We will pay all of the expenses incurred in connection with the registration of the common stock.



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                            DESCRIPTION OF SECURITIES

     Odyssey has 109,810,000 authorized shares of stock, consisting of 100,000,000 shares of common stock, having a par value of $.0001 per share, and 9,810,000 shares of preferred stock, having a par value of $.0001 per share.

COMMON STOCK

     As of October 31, 2002, there were 28,550,887 shares of common stock outstanding. All such outstanding shares of common stock are fully paid and non-assessable. Each share of common stock has an equal and ratable right to receive dividends when declared by the Board of Directors of Odyssey out of assets legally available for that purpose and subject to the dividend obligations of Odyssey to holders of any preferred stock then outstanding.

     In the event of a liquidation, dissolution or winding up of Odyssey, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of preferred stock outstanding at that time.

     The holders of common stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments of Odyssey. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Cumulative voting in the election of directors is not permitted.

PREFERRED STOCK

     Preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of Odyssey.

Series C Convertible Preferred Stock

We have issued and outstanding one share of Series C Convertible Preferred Stock par value $.0001 per share which carries the powers, designations, preferences and relative participating options or other rights as specified in the Certificate of Designation for Series C Convertible Preferred Stock. This share may be converted at any time during the period September 6, 2002 through September 6, 2004 into either(i) 400,000 shares of Odyssey Marine Exploration common stock and warrants for the purchase of 400,000 shares of Odyssey Marine Exploration common stock at an exercise price of $2.50 per share, or(ii) for the outstanding common stock of OVH, Inc., a Nevada corporation and wholly owned subsidiary of Odyssey Marine Exploration. OVH, Inc. is the owner of the vessel R/V Odyssey which was purchased for $465,000 using the proceeds of the sale of the Series C Convertible Preferred Stock.

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WARRANTS

     Odyssey is registering the resale of the common stock issuable upon the exercise of certain warrants pursuant to the registration statement of which this prospectus is a part. As part of a private placement that was completed in May 2002, Odyssey issued warrants to purchase 800,000 shares of common stock. The warrants give the holders the right to purchase shares of common stock at $2.50 per share. These warrants are exercisable until one year after the registration statement of which this prospectus is a part becomes effective or May 15, 2005, whichever is earlier.

     As part of a private placement that was completed in October 2002, Odyssey issued warrants to purchase 1,120,800 shares of common stock. The warrants give the holders the right to purchase shares of common stock at $2.50 per share. These warrants expire one year after the registration statement of which this prospectus is a part becomes effective or October 11, 2005, whichever is earlier.

     If the holder of the Series C Convertible Preferred Stock converts such stock into shares of Odyssey Marine Exploration common stock, warrants will be issued to the holder to purchase 400,000 shares of common stock at $2.50 per share. These warrants will expire one year from the date a registration statement registering the resale of the shares of common stock issuable upon exercise of the warrant is declared effective by the Securities and Exchange Commission or three years from the date of issuance if no such registration is declared effective.

                                LEGAL MATTERS

     The legality of the shares offered hereby are being passed upon for Odyssey by Krys Boyle, P.C., 600 17th Street, Suite 2700 South, Denver, Colorado 80202. Jon D. Sawyer, a shareholder in Krys Boyle, P.C., beneficially owns 165,784 shares of Odyssey's common stock, a portion of which are being offered for resale by this prospectus.

                                    EXPERTS

     The financial statements appearing in our Annual Report on Form 10-KSB for the fiscal year ended February 28, 2002, incorporated by reference in this prospectus have been audited by Ferlita, Walsh & Gonzalez, P.A., independent certified public accountants, to the extent and for the periods set forth in their report, incorporated by reference herein, and are incorporated herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-2 filed by Odyssey with the Securities and Exchange Commission under the Securities Act of 1933 (Registration No. 333-99953). We refer you to that registration statement and the exhibits thereto for further information with respect to Odyssey and the shares offered hereby.



                                      14


     Odyssey files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (Commission File No. 0-26136). These filings contain important information which does not appear in this prospectus. For further information about Odyssey, you may obtain these filings over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Odyssey's filings from the public reference room by calling (202) 942-8090.

     The following documents filed by Odyssey with the Commission are incorporated herein by reference:

     (a) Odyssey's annual report on Form 10-KSB for the fiscal year ended February 28, 2002 (SEC File No. 0-26136).

     (b) Odyssey's quarterly report on Form 10-QSB for the fiscal quarter ended May 31, 2002 (SEC File No. 0-26136).

     (c) Odyssey's quarterly report on Form 10-QSB for the fiscal quarter ended August 31, 2002 (SEC File No. 0-26136)

     (d) Odyssey's current report on Form 8-K dated September 19, 2002 (SEC File No. 0-26136).

     Odyssey will provide without charge to each person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference, excluding exhibits.
Requests should be made to Odyssey, 3604 Swann Avenue, Tampa, Florida 33609, telephone (813) 876-1776, and directed to the attention of John C. Morris, President.


























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